UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 4, 2008

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Subject: Corporate Announcement

This is to inform you that Mr. Mrinal Sattawala, Patni’s Chief Operating Officer (COO), will be taking an Advisory position with the Company. He will therefore, with immediate effect, no longer continue as COO.

As a COO and previously as an Executive Vice-President, Mr. Sattawala oversaw the Company’s growth over the last twenty years. His efforts in forging many of the long-term customer relationships that the Company currently enjoys, drove the expansion of the Company and served as the catalyst for the Company’s emergence as a recognized global leader in IT service industry.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: June 4, 2008	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary